Exhibit 8.1

List of Principal Subsidiaries, the Variable Interest Entity and the Subsidiaries of the Variable Interest Entity

Subsidiaries	Place of Incorporation
Niu Technologies Group Limited	Hong Kong
Beijing Niudian Information Technology Co., Ltd.	Mainland China
Niu Innovation Technology Ltd	British Virgin Islands
Niu Technologies Europe AG	Switzerland
Niu Technologies Germany GmbH	Germany
Niu Technologies Italy S.R.L.	Italy

Variable Interest Entity	Place of Incorporation
Beijing Niudian Technology Co., Ltd.	Mainland China

Subsidiaries of the Variable Interest Entity	Place of Incorporation
Jiangsu Xiaoniu Diandong Technology Co., Ltd.	Mainland China
Shanghai Xiaoniu Internet Technology Co., Ltd.	Mainland China
Changzhou Niudian International Trading Technology Co., Ltd.	Mainland China